

June 17, 2011

Via E-mail

Cheri T. Holley
Vice President and General Counsel
Titan International, Inc.
2701 Spruce Street
Quincy, IL 62301

      Re: Titan International, Inc.
              Amendment No.1 to Registration Statement on Form S-4
              Filed: May 26, 2011
              File No.: 333-170296

Dear Ms. Holley:

We have reviewed your registration statement and have the following comments. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. We note your response to comment one in our letter dated November 22, 2010; however, the required disclosure regarding reliance on our position enunciated in the Exxon Capital no-action letter and the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters must be provided to us in a supplemental letter signed by each co-registrant. Please provide the supplemental letter with your next amendment.

Conditions to the Exchange Offer, page 26

2. We note your response to comment nine in our letter dated November 22, 2010; however, disclosure related to "threatened" actions continues to be present in the

third bullet point of the "General conditions" disclosure on page 26. Please revise your disclosure accordingly.

Description of Other Indebtedness, page 73

3. We note that you have filed Exhibits 10.1 through 10.3 in response to comment 11 in our letter dated November 22, 2010. Since you may not reference a document which incorporates another document by reference (see Item 10(d) of Regulation S-K), please revise the Exhibit Index to reflect that the credit agreement together with the relevant amendments are being incorporated by reference to Exhibit 10.3 of Form 10-K filed on February 25, 2010, Exhibit 10.4 of Form 8-K filed on September 9, 2010 and Exhibit 10.5 of Form 8-K filed on January 7, 2011, respectively.

Exhibit 5.1 – Opinion of Davis & Gilbert LLP

4. Please have counsel revise the second paragraph on page two of the opinion to state that with respect to the state law matters, counsel has relied on the respective opinions of Schmiedeskamp, Robertson, Neu & Mitchell LLP and Burkey, Burkey & Scher, Co., and not that it has "assumed such matters."

5. Please have counsel explain to us why it is unable to render an opinion with respect to the matters raised in paragraphs D through M (other than paragraph J) of the opinion. Please ensure that counsel discusses the relevant sections of the Agreements subject to the noted qualifications, and not merely the possibility that the Agreements may contain such provisions. Please also note that, generally, limitations beyond the scope of those listed in paragraph C of the opinion would be objectionable. We may have further comments following the review of your response.

6. Please explain the significance of counsel's statement related to waiver of defenses in the middle of the last page of the opinion, since it is unclear how the qualification affects the enforceability of counsel's opinion.

7. We note that in the penultimate paragraph of the opinion, counsel states that the opinion may not be relied upon by any other person, firm or entity. Please have counsel revise its opinion to remove this limitation.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3760 with any questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

cc: Barbara A. Bowman, Esq. (Via E-mail)
     Bodman LLP